EXHIBIT 99.8


                             RCM ACQUISTION CO., LLC
                         888 Seventh Avenue, 17th Floor
                            New York, New York 10019


                                         June 9, 2005

Register.com, Inc.
575 Eighth Avenue, 8th Floor
New York, New York 10018
Attn:  Mitchell I. Quain
          Chairman of the Board

Dear Mitch:

      We are writing to inform you that RCM Acquisition Co., LLC ("RCM") is willing to pursue a proposal (the "Proposal") to acquire all of the outstanding shares of common stock of Register.com, Inc. (the "Company") at a price of $7.10 per share in cash. RCM and certain related parties, including affiliates of Barington Capital Group, L.P. and Ramius Capital Group, LLC, are the beneficial owners of 3,614,902 shares of common stock of the Company, representing approximately 14.9% of the shares outstanding.

      The consideration offered by the Proposal would represent a premium of more than 10% over yesterday's closing price of $6.45 per share and a premium of more than 23% over the 60-day average price of $5.77 per share and would be higher than the stock has closed since July 2002.

      We are highly confident in our ability to finance the Proposal and are prepared to enter into immediate discussions with the Company's Board of Directors, with a view towards consummating the Proposal as promptly as possible. The Proposal would be subject to the negotiation and execution of a definitive agreement mutually satisfactory to the parties in all respects.

      It is our belief that the Proposal would provide significant value to the stockholders of the Company by providing them with liquidity at a meaningful premium to current and historical market prices.

      We look forward to hearing from you.

                                        Sincerely yours,

                                        /s/ James A. Mitarotonda
                                        -----------------------------------
                                        James A. Mitarotonda
                                        Managing Member
                                        RCM Acquisition Co., LLC

cc:   Peter A. Forman
      Niles H. Cohen
      Dewain K. Cross
      Stanley Morten
      Jim Rosenthal
      Reginald Van Lee